

Mail Stop 4561

November 20, 2009

Patrick C. Condo
Chief Executive Officer
Convera Corporation
1921 Gallows Road, Suite 200
Vienna, VA 22182

> **Re:** **Convera Corporation**
> **Preliminary Information Statement on Schedule 14C**
> **Filed September 25, 2009**
> **File No. 001-31989**

Dear Mr. Condo:

We have reviewed your response letter dated November 9, 2009 and have the following comments. Unless otherwise indicated, where prior comments are referenced they refer to the comments in our letter dated November 5, 2009.

General

1. We have considered your analysis regarding the proposed series of transactions, which include the plan of dissolution and the merger. Because the approval of the plan of dissolution is in effect an approval of the merger transaction, information related to the merger transactions must be provided in the information statement. See Note A to Schedule 14A, applicable to you by operation of Item 1 of Schedule 14C. Accordingly, revise the information statement to include all of the information that would be required by Schedule 14A if your shareholders were voting on the merger, including the disclosure called for by Item 14©(2) with respect to the target company VSW.

2. In response to prior comment 6 you advised that VSW will be required to use its best efforts to file a registration statement on Form 10 under the Exchange Act of 1934 should Convera elect to distribute shares of common stock of VSW. Please provide us with a detailed analysis regarding what exemption from registration you are relying upon under the Securities Act of 1933 for the offer of the VSW shares to Convera shareholders. In this regard, it appears that the consent given by security holders may be an "offer" within the meaning of Section 2(3) of the

Securities Act. In your response, please specifically address the application of Rule 145(a), which states in relevant part that an offer shall be deemed to be involved so far as the security holders of a corporation or other person are concerned where, pursuant to statutory provisions of the jurisdiction of incorporation "there is submitted for the consent of such security holders a plan or agreement for a statutory merger or consolidation or similar plan or acquisition in which the securities of such corporation or other person will become or be exchanged for the securities of any person …."

3.   In addition, the proposed revised disclosure on page 11 regarding VSW's "current intent" is unclear, given, as you state, that VSW is only obligated to file the Form 10 if Convera provides notice of its election to distribute the VSW shares to Convera's shareholders. Please remove the proposed disclosure or explain.

<u>Background and Reasons for the Plan of Dissolution and the Merger, page 13</u>

4.   We refer to prior comment 3 and reissue that comment, in part. Expand your discussion to address more specifically the following:
- when and how Mr. Herbert A. Allen and affiliates, who together hold approximately 42% of Convera's securities, were initially made aware of the opportunity to merge with Firstlight;
- the reason for the recommencement of discussions regarding a transaction with Firstlight and who re-initiated such discussions; and
- the initial terms of the proposed merger transaction with Firstlight that were approved in February 2009 and the reasons, if material, for modifications from any prior proposal.

Please direct any questions or comments to Michael F. Johnson, Staff Attorney, at (202) 551-3477 or to the undersigned at (202) 551-3457. You may also contact the Assistant Director, Barbara C. Jacobs, if you thereafter have any other questions.

Sincerely,

Maryse Mills-Apenteng
Special Counsel

cc: <u>Via facsimile: (212) 355-3333</u>
Stephen Davis, Esq.
Goodwin Procter LLP